UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K/A
CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934
Date of report (Date of earliest event reported): June 26, 2007
Inverness Medical Innovations, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-16789	04-3565120

(State or other jurisdiction	(Commission file number)	(IRS Employer
of incorporation)		Identification No.)
51 Sawyer Road, Suite 200, Waltham, Massachusetts 02453
(Address of principal executive offices)
Registrant’s telephone number, including area code: (781) 647-3900
Not Applicable
(Former name or former address, if changed since last report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):
☑   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.142-12)
☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

     Inverness Medical Innovations, Inc. (the “Company”) hereby amends its Current Report on Form 8-K, event date June 26, 2007, filed with the SEC on July 2, 2007, in order to provide the financial statements and pro forma financial information required by Item 9.01 of Form 8-K, relating to the consummation of the Company’s acquisition of Biosite Incorporated (“Biosite”) on June 29, 2007.
Item 2.01 Completion of Acquisition or Disposition of Assets
Item 9.01 Financial Statements And Exhibits
     (a) Financial Statements of Businesses Acquired
     The following historical audited financial statements of Biosite included in Biosite’s Annual Report on Form 10-K filed on February 26, 2007 are hereby incorporated by reference:
•	Report of Independent Registered Public Accounting Firm dated February 23, 2007;

•	Consolidated Balance Sheets as of December 31, 2006 and 2005;

•	Consolidated Statements of Income for the years ended December 31, 2006, 2005 and 2004;

•	Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2006, 2005 and 2004;

•	Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004; and

•	Notes to Consolidated Financial Statements.
     The following historical unaudited financial statements of Biosite included in Biosite’s Quarterly Report on Form 10-Q filed on May 9, 2007 are hereby incorporated by reference:
•	Condensed Consolidated Balance Sheets as of March 31, 2007 and December 31, 2006;

•	Condensed Consolidated Statements of Income for the three months ended March 31, 2007 and 2006;

•	Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2007 and 2006; and

•	Notes to Condensed Consolidated Financial Statements.
     (b) Pro Forma Financial Information
     Exhibit 99.1 attached hereto and incorporated by reference herein provides unaudited pro forma condensed combined statements of operations for the twelve months ended December 31, 2006 and the three months ended March 31, 2007 and an unaudited pro forma condensed combined balance sheet as of March 31, 2007, in each case giving pro forma effect to:
•	the Company’s acquisition of Biosite in June 2007 and the related financing transactions;

•	the Company’s pending acquisition of Cholestech Corporation (“Cholestech”), which the Company considers to be probable;

•	the disposition of the Company’s consumer diagnostics business and the related formation of the Company’s 50/50 joint venture with The Procter & Gamble Company (collectively, the “Joint Venture”) in May 2007;

•	as to the unaudited pro forma condensed combined statements of operations for the twelve months ended December 31, 2006 and the three months ended March 31, 2007, the Company’s acquisition of Instant Technologies, Inc. (“Instant”) in March 2007; and

•	as to the unaudited pro forma condensed combined statement of operations for the twelve months ended December 31, 2006, the Company’s acquisition of the Innovacon business, including the ABON facility (“Innovacon Business”), in March 2006.
     The foregoing pro forma financial statements show separately (a) the combined pro forma effects of the acquisitions of Biosite, Instant and the Innovacon Business and the establishment of the Joint Venture, all of which transactions have been completed, and (b) the pro forma effect of the pending acquisition of Cholestech, which has not yet been consummated and which remains subject to the satisfaction of various customary closing conditions.
     The Company’s historical balance sheet as of March 31, 2007 reflects the acquisitions of Instant and the Innovacon Business. The Company’s historical statement of operations for the three months ended March 31, 2007 reflects the results of operations of the Innovacon Business for the entire period.
     (d) Exhibits

Exhibit
Number	Description

2.1	Agreement and Plan of Merger, dated as of May 17, 2007, by and among Inverness Medical Innovations, Inc., a Delaware corporation (“Parent”), Inca Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent, and Biosite Incorporated (incorporated by reference to Exhibit 2.1 to Inverness’ Current Report on Form 8-K, event date May 17, 2007, filed on May 18, 2007).

*10.1	$1,050,000,000 First Lien Credit Agreement dated as of June 26, 2007 among IM US HOLDINGS, LLC, as Borrower, Inverness Medical Innovations, Inc., as a Guarantor, The Lenders And L/C Issuers Party Hereto General Electric Capital Corporation, as Administrative Agent, Citizens Bank Of Massachusetts, Fifth Third Bank And Merrill Lynch Capital, a division of Merrill Lynch business Financial Services, Inc. as Co-Documentation Agents and UBS Securities LLC, as Joint Lead Arranger and Syndication Agent.

*10.2	$250,000,000 Second Lien Credit Agreement dated as of June 26, 2007 among IM US HOLDINGS, LLC, as Borrower, Inverness Medical Innovations, Inc., as a Guarantor, The Lenders General Electric Capital Corporation, as Administrative Agent and UBS Securities LLC, as Syndication Agent, Joint Lead Arranger and Sole Bookrunner.

*10.3	First Lien Guaranty And Security Agreement dated as of June 26, 2007 among IM US HOLDINGS, LLC, as Borrower, and Each Grantor and General Electric Capital Corporation, as Administrative Agent.

Exhibit
Number	Description

*10.4	Second Lien Guaranty And Security Agreement dated as of June 26, 2007 among IM US HOLDINGS, LLC, as Borrower, and Each Grantor and General Electric Capital Corporation, as Administrative Agent.

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm (relating to the financial statements of Biosite).

99.1	Unaudited pro forma condensed combined statements of operations for the twelve months ended December 31, 2006 and the three months ended March 31, 2007 and unaudited pro forma condensed combined balance sheet as of March 31, 2007.

*	Previously filed.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INVERNESS MEDICAL INNOVATIONS, INC.
BY:	/s/ David Teitel
David Teitel
Chief Financial Officer

Dated: July 20, 2007

EXHIBIT INDEX

Exhibit
Number	Description

2.1	Agreement and Plan of Merger, dated as of May 17, 2007, by and among Inverness Medical Innovations, Inc., a Delaware corporation (“Parent”), Inca Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent, and Biosite Incorporated (incorporated by reference to Exhibit 2.1 to Inverness’ Current Report on Form 8-K, event date May 17, 2007, filed on May 18, 2007).

*10.1	$1,050,000,000 First Lien Credit Agreement dated as of June 26, 2007 among IM US HOLDINGS, LLC, as Borrower, Inverness Medical Innovations, Inc., as a Guarantor, The Lenders And L/C Issuers Party Hereto General Electric Capital Corporation, as Administrative Agent, Citizens Bank Of Massachusetts, Fifth Third Bank And Merrill Lynch Capital, a division of Merrill Lynch business Financial Services, Inc. as Co-Documentation Agents and UBS Securities LLC, as Joint Lead Arranger and Syndication Agent.

*10.2	$250,000,000 Second Lien Credit Agreement dated as of June 26, 2007 among IM US HOLDINGS, LLC, as Borrower, Inverness Medical Innovations, Inc., as a Guarantor, The Lenders General Electric Capital Corporation, as Administrative Agent and UBS Securities LLC, as Syndication Agent, Joint Lead Arranger and Sole Bookrunner.

*10.3	First Lien Guaranty And Security Agreement dated as of June 26, 2007 among IM US HOLDINGS, LLC, as Borrower, and Each Grantor and General Electric Capital Corporation, as Administrative Agent.

*10.4	Second Lien Guaranty And Security Agreement dated as of June 26, 2007 among IM US HOLDINGS, LLC, as Borrower, and Each Grantor and General Electric Capital Corporation, as Administrative Agent.

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm (relating to the financial statements of Biosite).

99.1	Unaudited pro forma condensed combined statements of operations for the twelve months ended December 31, 2006 and the three months ended March 31, 2007 and unaudited pro forma condensed combined balance sheet as of March 31, 2007.

*	Previously filed.